UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2016)	Previous Period (Fourth quarter of 2015)	Changes (%)	Year to Year Comparison (First quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	4,228,463	4,379,349	-3.45	4,240,286	-0.28
	Year-to-date (“YTD”) Results	4,228,463	17,136,734	—	4,240,286	—
Operating Income	Quarterly Results	402,127	401,852	0.07	402,648	-0.13
	YTD Results	402,127	1,708,006	—	402,648	—
Profit from Continuing Operations Before Income Tax	Quarterly Results	736,124	404,918	81.80	560,013	31.45
	YTD Results	736,124	2,035,365	—	560,013	—
Profit for the Period	Quarterly Results	572,298	293,453	95.02	442,747	29.26
	YTD Results	572,298	1,515,885	—	442,747	—
Attributable To: Controlling Interests	Quarterly Results	571,846	296,019	93.18	444,495	28.65
	YTD Results	571,846	1,518,604	—	444,495	—

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2016)	Previous Period (Fourth quarter of 2015)	Changes (%)	Year to Year Comparison (First quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	3,098,261	3,137,984	-1.27	3,133,456	-1.12
	Year-to-date (“YTD”) Results	3,098,261	12,556,979	—	3,133,456	—
Operating Income	Quarterly Results	429,851	388,660	10.60	407,826	5.40
	YTD Results	429,851	1,658,776	—	407,826	—
Profit Before Income Tax	Quarterly Results	465,675	280,467	66.04	378,762	22.95
	YTD Results	465,675	1,469,444	—	378,762	—
Profit for the Period	Quarterly Results	382,208	217,387	75.82	295,786	29.22
	YTD Results	382,208	1,106,761	—	295,786	—

		Data Provider		IR Team, SK Telecom

		Provided for		Analysts and Institutional Investors

		Date of Provision		April 28, 2016 / 15:00(Seoul time)

3. Source of Data		Location		(SK Telecom Headquarters, Conference Room

		Organizing Team		IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)

Name: Sunghyung Lee
Title: Senior Vice President

Date: April 28, 2016

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